UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

Report on equity shares bought back and extinguished until August 31, 2021

Report on equity shares bought back and extinguished until August 31, 2021

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), previously announced a buyback of equity shares (the “Buyback”) from the open market on the BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”). Infosys hereby furnishes with the United States Securities and Exchange Commission on Form 6-K a report on the buyback of equity shares pursuant to the Buyback and extinguishment thereof from June 25, 2021 to August 31, 2021. This intimation is in continuation to our earlier submission dated August 02, 2021 which is available on SEC website under the following link - https://www.sec.gov/Archives/edgar/data/1067491/000106749121000056/index.htm.

Following are the details of shares bought back and extinguished from June 25, 2021 to August 31, 2021:

Date	No of equity shares bought back		Total equity shares bought back	Average Price of Acquisition (in .)	Shares extinguished	Date of extinguishment	Paid up share capital post extinguishment
	BSE	NSE
June 25, 2021	54,200	10,29,800	10,84,000	1565.38	21,86,000	June 30, 2021	425,90,85,763
June 28, 2021	55,000	10,47,000	11,02,000	1570.96
June 29, 2021	32,000	10,70,000	11,02,000	1565.64	76,42,000	July 09, 2021	425,14,43,763
June 30, 2021	32,000	10,70,000	11,02,000	1584.08
July 01, 2021	32,000	10,70,000	11,02,000	1566.69
July 02, 2021	32,000	10,70,000	11,02,000	1555.26
July 05, 2021	78,000	10,00,000	10,78,000	1572.44
July 06, 2021	32,000	10,46,000	10,78,000	1579.90
July 07, 2021	32,000	10,46,000	10,78,000	1561.49
July 15, 2021	30,000	9,86,000	10,16,000	1583.08	48,16,000	July 23, 2021	424,66,27,763
July 16, 2021	30,000	9,86,000	10,16,000	1560.60
July 19, 2021	37,000	12,00,000	12,37,000	1542.40
July 20, 2021	47,000	15,00,000	15,47,000	1547.43
July 22, 2021	37,000	12,00,000	12,37,000	1580.71	47,60,000	July 30, 2021	424,18,67,763
July 23, 2021	37,000	12,00,000	12,37,000	1592.03
July 26, 2021	43,000	11,00,000	11,43,000	1606.84
July 27, 2021	33,000	11,10,000	11,43,000	1602.65
July 28, 2021	33,000	11,10,000	11,43,000	1596.81	56,87,000	August 06, 2021	423,61,80,763
July 29, 2021	33,000	11,10,000	11,43,000	1615.02
July 30, 2021	23,000	11,20,000	11,43,000	1614.45
August 02, 2021	29,000	11,00,000	11,29,000	1627.58
August 03, 2021	29,000	11,00,000	11,29,000	1644.62
August 04, 2021	27,000	8,20,000	8,47,000	1654.25	66,67,465	August 13, 2021	422,95,13,298
August 05, 2021	30,972	13,79,493	14,10,465	1656.22
August 06, 2021	22,000	13,90,000	14,12,000	1653.87
August 09, 2021	19,000	14,80,000	14,99,000	1655.83
August 10, 2021	19,000	14,80,000	14,99,000	1674.69
August 11, 2021	19,000	14,80,000	14,99,000	1675.92	59,90,000	August 20, 2021	422,35,23,298
August 12, 2021	19,000	14,80,000	14,99,000	1688.70
August 13, 2021	19,000	14,80,000	14,99,000	1708.77
August 16, 2021	23,000	14,70,000	14,93,000	1705.07
August 17, 2021	23,000	14,70,000	14,93,000	1729.20	75,17,000	August 27, 2021	421,60,06,298
August 18, 2021	23,000	14,70,000	14,93,000	1741.44
August 20, 2021	23,000	14,70,000	14,93,000	1735.52
August 23, 2021	19,000	15,00,000	15,19,000	1742.85
August 24, 2021	19,000	15,00,000	15,19,000	1732.81
August 25, 2021	19,000	15,00,000	15,19,000	1731.99	In Progress
August 26, 2021	19,000	15,00,000	15,19,000	1736.42
August 27, 2021	19,000	15,00,000	15,19,000	1714.70
August 30, 2021	21,000	15,75,000	15,96,000	1702.91
August 31, 2021	21,000	15,75,000	15,96,000	1695.83
Total equity shares bought back as on August 31, 2021			5,30,14,465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: September 2, 2021	Inderpreet Sawhney General Counsel and Chief Compliance Officer